Free Writing Prospectus (To the Prospectus dated August 31, 2007 and Prospectus Supplement dated September 4, 2007)	Filed Pursuant to Rule 433 Registration No. 333-145845 November 5, 2007

$[•] 100% Principal Protected Digital Plus Notes due November 29, 2012 Linked to the Performance of a Basket of Commodities Medium-Term Notes, Series A, No. C-44

Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC (Rated AA/Aa1‡)

Basket Initial Valuation Date:	November 26, 2007

Issue Date:	November 29, 2007

Basket Final Valuation Date:	November 26, 2012*

Maturity Date:	November 29, 2012* (resulting in a term to maturity of approximately five years)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 thereafter.

Reference Asset:	A basket consisting of the following commodities and sub-index of S&P GSCI Commodity Index (the “S&P GSCI™”) (each a “basket component”, and together, the “basket components”) in weighted allocations:

	Commodities		Weight	C(i) Initial (as defined below)
	Copper, as described under “Reference Assets—Commodities—Settlement Price” in the prospectus supplement		40.00%
	WTI Crude, as described under “Reference Assets—Commodities—Settlement Price” in the prospectus supplement		40.00%

	Sub-Index of S&P GSCI™	Reuters Page	Weight	C(i) Initial (as defined below)
	S&P GSCITM Agricultural Index	SPGSAGP	20%
Interest:	We will not pay you interest during the term of the Notes.
Digital Coupon:	37.50%
Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

•        if the basket performance is equal to or greater than 0%, you will receive your principal amount plus either (i) the product of the principal amount of the Notes and the basket performance or (ii) the product of the principal amount of the Notes and the digital coupon, whichever is greater.

•        if the basket performance is less than 0%, you will receive the principal amount of your Notes.

You will only receive principal protection if you hold the Notes to maturity.

Basket Performance:

The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of each of the basket components from and including the basket initial valuation date to and including the basket final valuation date. The basket performance will be calculated as follows:

C (i) Initial = The settlement price or closing level, as applicable, of each basket component on the basket initial valuation date;

C(i) Final = The settlement price or closing level, as applicable, of each basket component on the basket final valuation date; and

W(i) = Weighting of each basket component as indicated above..

Calculation Agent:	Barclays Bank PLC

Business Day Convention:	Modified following

Settlement:	DTC; global notes

CUSIP/ISIN:	06738G H52 / US06738GH522

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc, and will be rated Aa1 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.

*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Commodities—Market Disruption Events Relating to Notes with a Commodity as the Reference Asset” and “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-4 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC

Per Note	100%	[•]%	[•]%

Total	$[•]	$[•]	$[•]

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Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 31, 2007, the prospectus supplement dated September 4, 2007 and the index supplement dated September 4, 2007, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, index supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, index supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated August 31, 2007, as supplemented by the prospectus supplement dated September 4, 2007 relating to our Medium-Term Notes, Series A, of which these Notes are a part, and the reference asset information contained in the index supplement dated September 4, 2007. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated September 4, 2007 and prospectus dated August 31, 2007: http://www.sec.gov/Archives/edgar/data/312070/000119312507194615/d424b3.htm

•	Index supplement dated September 4, 2007: http://www.sec.gov/Archives/edgar/data/312070/000119312507194645/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Program Credit Rating

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc (“S&P”), and will be rated Aa1 by Moody’s Investor Services, Inc. (“Moody’s”). An AA rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa1 rating by Moody’s indicates that the Program is currently judged by Moody’s to be an obligation of high quality and is subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.

Hypothetical Examples of Amounts Payable at Maturity

The examples set forth below are provided for illustration purposes only. Assumptions in the table and each of the examples are purely fictional and do not relate to any actual settlement price or basket performance. The hypothetical terms do not represent the terms of an actual Note. The examples are hypothetical, and do not purport to be representative of every possible scenario concerning increases or decreases in the settlement prices of the basket components on the basket final valuation date relative to their settlement prices on the basket initial valuation date. We cannot predict the basket performance.

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The following examples illustrate the payment at maturity based upon an initial investment of $1,000 and the settlement prices or the closing level, as applicable, of the basket components on November 1, 2007, the hypothetical basket initial valuation date.

Example 1: In this case, the basket performance is positive as of the basket final valuation date.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
Copper (US$/tonne)	7,761	7,900	1.79%	40%	0.72%
WTI Crude (US$/barrel)	93.49	97	3.75%	40%	1.50%
S&P GSCITM Agricultural Index	73.264	76	3.73%	20%	0.75%
Basket					2.97%

Step 2: Calculate the payment at maturity.

Because the basket performance of 2.97% is equal to or greater than 0% and less than or equal to the digital coupon of 37.50%, you will receive your principal amount of the Notes plus the product of (i) the principal amount of your Notes and (ii) the digital coupon.

$1000 + ($1000x digital coupon) = $1000 + ($1000 x 37.50%) = $1375.00

The return on your investment is 37.50%.

Example 2: In this case, the basket performance is significantly positive as of the basket final valuation date.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
Copper (US$/tonne)	7,761	12,000	54.62%	40%	21.85%
WTI Crude (US$/barrel)	93.49	125	33.70%	40%	13.48%
S&P GSCITM Agricultural Index	73.264	95	29.67%	20%	5.93%
Basket					41.26%

Step 2: Calculate the payment at maturity.

Because the basket performance of 41.26% is greater than the digital coupon of 37.50%, you will receive your principal amount of the Notes plus the product of (i) the principal amount of your Notes and (ii) the basket performance, calculated as follows:

$1000 + ($1000x basket performance) = $1000 + ($1000 x 41.26%) = $1412.60

The return on your investment is 41.26%

Example 3: In this case, the basket performance is negative as of the basket final valuation date.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
Copper (US$/tonne)	7761	7000	-9.81%	40%	-3.92%
WTI Crude (US$/barrel)	93.49	90	-3.73%	40%	-1.49%
S&P GSCITM Agricultural Index	73.264	70	-4.46%	20%	-0.89%
Basket					-6.31%

Step 2: Calculate the payment at maturity.

Because the basket performance of -6.31% is less than 0%, you will receive a payment at maturity of $1,000. The return on your investment is 0.00%.

Return Profile at Maturity

The table set forth below shows the hypothetical return on an investment in the Notes based upon basket performance, expressed as a percentage, ranging from -50% to 100%. If the basket performance is greater than or equal to 0% and less than the digital coupon, the payment at maturity equals the sum of the principal amount plus the product of (i) the principal amount of your Notes and (ii) the digital coupon. If the basket performance is equal to or greater than the digital coupon, the payment at maturity equals the sum of the principal amount plus the product of (i) the principal amount of your Notes and (ii) the basket performance. Where the basket performance is negative, the payment at maturity is equals $1,000 per $1,000 principal amount Note. You will only receive principal protection if you hold the Notes to maturity.

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Basket Performance	Payment at Maturity	% Return on Notes
100%	$2,000	100.00%
90%	$1,900	90.00%
80%	$1,800	80.00%
70%	$1,700	70.00%
60%	$1,600	60.00%
50%	$1,500	50.00%
40%	$1,400	40.00%
30%	$1,375	37.50%
20%	$1,375	37.50%
10%	$1,375	37.50%
0%	$1,375	37.50%
–10%	$1,000	0.00%
–15%	$1,000	0.00%
–20%	$1,000	0.00%
–25%	$1,000	0.00%
–30%	$1,000	0.00%
–40%	$1,000	0.00%
–50%	$1,000	0.00%

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The payment at maturity, the basket final valuation date and the settlement price of each basket component on the basket final valuation date are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Commodities—Market Disruption Events Relating to Notes with a Commodity as the Reference Asset” with respect to the basket components and “Reference Assets—Baskets—Market Disruption Events for Notes with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” with respect to the reference asset;

•

For a description of further adjustments that may affect one or more basket components or the reference asset, see “Reference Assets—Commodities—Discontinuation of Trading; Alteration of Method of Calculation” with respect with respect to the basket components and “Reference Assets—Baskets—Adjustments Relating to Notes with the Reference Asset Comprised of a Basket” with respect to the reference asset.

•

Appreciation Potential—The Notes provide the opportunity to enhance returns by entitling you to a 37.50% return on investment at maturity in the event that the basket performance is equal to or greater than 0% and less than or equal to 37.50%.

•

Certain U.S. Federal Income Tax Considerations— In the opinion of our special tax counsel, Sullivan & Cromwell LLP, the Notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income from the Notes over their term based on the comparable yield for the Notes, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the notes will be taxed as ordinary interest income. If you are a secondary purchaser of the notes, the tax consequences to you may be different. For a further discussion of the tax treatment of your Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations— U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the basket components. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”;

•	“Risk Factors—Additional Risks Relating to Notes with More Than One Reference Asset (a ‘Basket’)”;

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•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”; and

•	“Risk Factors—Additional Risks Relating to Notes with Reference Assets That Are Commodities, an Index Containing Commodities or Based in Part on Commodities”.

In addition to the risks described above, you should consider the following:

•

The Notes Might Not Pay More Than the Principal Amount—You may receive a lower payment at maturity than you would have received if you had invested in the basket components directly. If the basket performance is not positive, you will receive the principal amount of the Notes. This will be true even if the settlement prices of some or all of the basket components was higher than the settlement prices on the basket initial valuation date at some time during the term of the Notes but later falls below those initial settlement prices.

•	No Interest—As a holder of the Notes, you will not receive interest payments.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the prices of the basket components on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected demand or supply for the basket components;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graphs set forth the historical performance of the basket components based on the settlement prices or closing level, as applicable, on the last business day of each month from January 31, 1991 through November 1 2007. The settlement prices on November 1, 2007 were US $7,761.00 / tonne with respect to copper, US $93.49 / barrel with respect to WTI Crude, and the closing level on November 1, 2007 is 73.264 with respect to S&P GSCITM Agricultural Index.

We obtained the settlement prices below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical settlement prices of the basket components should not be taken as an indication of their future performance, and no assurance can be given as to the settlement prices on the basket final valuation date. We cannot give you assurance that the performance of the basket components will result in any return in addition to your initial investment.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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